_____________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

_________________________________________________

For the fiscal year ended December 31, 2006

Commission File Number 001-31303

CHEYENNE LIGHT, FUEL AND POWER COMPANY

RETIREMENT SAVINGS PLAN

BLACK HILLS CORPORATION

625 NINTH STREET

PO BOX 1400

RAPID CITY, SOUTH DAKOTA 57709

______________________________________________________________________

Cheyenne Light, Fuel and

Power Company

Retirement Savings Plan

Financial Statements as of and for the

Years Ended December 31, 2006 and 2005,

Supplemental Schedule as of December 31,

2006, and Report of Independent

Registered Public Accounting Firm

CHEYENNE LIGHT, FUEL AND POWER COMPANY

RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006 –	8

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	9

NOTE: All other schedules required by Section 2520.103-10 of the Department of
Labor’s Rules and Regulations for Reporting and Disclosures under the
Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

Cheyenne Light, Fuel and Power Company Retirement Savings Plan

Rapid City, South Dakota

We have audited the accompanying statements of net assets available for benefits of the Cheyenne Light, Fuel and Power Company Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the 2006 basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

June 20, 2007

CHEYENNE LIGHT, FUEL AND POWER COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:	$34	$28
Cash
Investments – at fair value:
Participant-directed investments	2,526,789	1,433,300
Receivables –
Employer contribution	128,504	124,866
Investments transactions pending	—	50

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,655,327	1,558,244

ADUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE
FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	14,399	10,330

NET ASSETS AVAILABLE FOR BENEFITS	$2,669,726	$1,568,574

See notes to financial statements.

CHEYENNE LIGHT, FUEL AND POWER COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

NET ASSETS AVAILABLE FOR BENEFITS –
Beginning of year	$1,568,574	$—

INCREASE (DECREASE) DURING THE YEAR:
Participant contributions	582,433	532,536
Participant rollovers	44,113	588,382
Employer contributions	377,679	397,961
Investment interest and dividends	116,812	33,881
Net realized and unrealized gain in fair value of investments	81,419	18,835
Administrative expenses	(1,390)	(460)
Distributions to participants	(99,250)	(2,611)
Other	(664)	50

NET INCREASE DURING THE YEAR	1,101,152	1,568,574

NET ASSETS AVAILABLE FOR BENEFITS – End of Year	$2,669,726	$1,568,574

See notes to financial statements.

CHEYENNE LIGHT, FUEL AND POWER COMPANY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN

The following is not a comprehensive description of the Cheyenne Light, Fuel and Power Company Retirement Savings Plan (the “Plan”) and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan agreement for more complete information.

General — The Plan is a defined contribution plan for eligible employees of the Black Hills Corporation subsidiary, Cheyenne Light, Fuel and Power Company (the “Company”), which was established on January 22, 2005. The eligible employees may have a percentage of their compensation withheld and contributed to the Plan, subject to limitations, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (the “Code”).

Merrill Lynch serves as the asset custodian and recordkeeper. The Plan is administered by the Black Hills Corporation Benefits Committee (the “Committee”). The Committee is the trustee of the Plan.

Eligibility and Vesting — Employees are eligible to participate in the Plan on the first day of employment.

Participants are immediately vested in the value of their pretax salary reduction contributions and their employer matching contributions. Participants vest in their employer profit-sharing contributions after completion of five years of service. Participants also become fully vested in employer profit-sharing contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Contributions — The maximum percentage of compensation an employee may contribute to the Plan is 20%, with an annual maximum contribution of $15,000 for 2006, as provided by the Code. There is no limit to how often participants may change their contribution percentages. Amounts contributed are invested at the discretion of Plan participants in any of the 21 investment options or individual investments as directed by the participant. There is an automatic enrollment provision in which eligible employees shall be deemed to have made an automatic election to participate in the Plan at a rate of 3%. According to Section 4.1B of the Plan document, the participants are allowed to make after-tax contributions. After-tax contributions are limited to 10% of compensation and when added to the pretax contributions can not exceed 20% of compensation.

The Plan provides for an employer match for employees covered by a collective bargaining agreement up to a maximum of 100% of the first 3% of each participant’s eligible compensation, plus 50% of the next 4% of each participant’s eligible compensation. The Plan provides for a safe-harbor employer match for nonbargaining unit employees up to a maximum match of 100% of the first 3% of each participant’s eligible compensation, plus 50% of the next 2% of each participant’s eligible compensation.

Rollover Contributions — The Plan received $44,113 and $588,382 in rollover transfers from other qualified plans in 2006 and 2005, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s profit sharing contribution, allocations of Company discretionary contributions (e.g., participant forfeitures), Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant Loans — The Plan contains a loan provision that allows participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balances at an interest rate of 1% over the prime interest rate and to repay the loan through payroll deductions, with a maximum repayment period of five years; however, the Plan does allow for an extended repayment period of 15 years if the loan is used to purchase a principal residence. During 2006 and 2005, interest rates on outstanding participant loans ranged from 6.75% to 9.25%. Loans are prohibited for terminated employees.

Distributions to Participants — Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or as installment payments over a period of no more than 10 years.

Forfeited Accounts — Forfeitures from participants who have terminated from the Plan prior to attaining 100% vesting rights are used to reduce the Company’s annual matching or profit-sharing contributions. During 2006 and 2005, forfeitures of $659 and $0, respectively, were used to reduce the Company’s annual matching and profit-sharing contribution.

Amendments and Termination — Although it has not expressed any intention to do so, the Company reserves the right to amend or terminate the Plan at any time. Upon termination of the Plan, participants become 100% vested, and all assets will be distributed among the participants in accordance with Plan provisions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”).

Investment Valuation and Income Recognition — Investments of the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. Participant loans are valued at the outstanding loan balance.

Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their beginning-of-year market value. Unrealized appreciation or depreciation of the investments represents changes in the market value of investments.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

Adoption of New Accounting Guidance — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans (the FSP). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 and 2005.

Plan Expenses — Administrative fees of approximately $21,598 and $21,700 were paid by the Company in 2006 and 2005, respectively. Administrative expenses for loan fees are paid by the individual Plan participants.

Use of Estimates — The preparation of financial statements in accordance with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

3.	INVESTMENTS

The investment options of the Plan at December 31, 2006 and 2005, include collective trusts of Merrill Lynch, mutual funds, common stock of the Parent Company, Black Hills Corporation, and other investments as self-directed by participants. Units (shares) of the various investment funds are valued daily at net asset value (which equals market value). The investment options are participant-directed and participants may change their investment elections daily.

The investments that represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005, consist of the following:

	2006	2005

Merrill Lynch Retirement Preservation Trust	$772,500	$588,321
Merrill Lynch Equity Index Trust 1	164,482	—
Davis New York Venture Fund	284,107	128,172
PIMCO Total Return Fund	337,498	183,357
Templeton Foreign Fund	178,549	—
Oppenheimer Global Fund	126,026	—
Franklin Balance Sheet	227,869	—

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005

Common stock	$4,310	$(1,391)
Mutual funds	58,474	16,936
Common collective trusts	18,635	3,290

Total	$81,419	$18,835

4.	TAX STATUS

The Plan has not yet filed for a determination from the Internal Revenue Service. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, as a result, no provision for income tax is believed necessary.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Merrill Lynch funds and Black Hills Corporation stock. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2006 and 2005, the Plan held 1,931 and 570 units, respectively, of common stock of Black Hills Corporation, the sponsoring employer, with a cost basis of $68,274 and $21,061, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income from this investment of $1,557 and $256, respectively.

6.	RISKS AND UNCERTAINTIES

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

******

SUPPLEMENTAL SCHEDULE

CHEYENNE LIGHT, FUEL AND POWER COMPANY

RETIREMENT SAVINGS PLAN

(EIN: 46-0458824) (Plan No. 004)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (Held at End of Year)

AS OF DECEMBER 31, 2006

		Current
Description	Cost**	Value

Collective trusts:
Merrill Lynch Equity Index Trust 1*		$72,647
Merrill Lynch Equity Index Trust 1-GM*		91,835
Merrill Lynch Retirement Preservation Trust*		721,937
Merrill Lynch Retirement Preservation Trust-GM*		50,563

Total collective trusts		936,982

Mutual funds:
AIM Small Cap Growth Fund Class A		35,544
PIMCO Total Return Fund – Class A		192,885
PIMCO Total Return Fund – Class A-GM		144,613
Allianz CCM MID-CAP Fund		74,862
Oppenheimer Gold & Special Minerals Fund		18,197
Seligman Communications Fund		8,902
Oppenheimer Global Fund		126,026
Templeton Foreign Fund		115,795
Oppenheimer US Government Fund		8,823
Templeton Foreign Fund-GM		62,754
Franklin Balance Sheet Fund		227,869
Davis New York Venture Fund		207,838
Davis New York Venture Fund-GM		76,269
Van Kampen Real Estate Securities Fund		62,630
Blackrock Balanced Capital Fund – Class A		19,285

Total mutual funds		1,382,292

Common stock – Black Hills Corporation*		71,338

Participant loans, with interest rates ranging from 6.75% - 9.25% —
Maturity dates extending through December 31, 2010*		150,576

		$2,541,188

__________________________

*	Denotes party-in-interest
**	Cost is not required for participant-directed accounts.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Cheyenne Light, Fuel and Power Company
Retirement Savings Plan

	By:	/s/ MARK T. THIES
Mark T. Thies
Executive Vice President and
Chief Financial Officer

Date: June 28, 2007

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP